SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Ata da Reunião do Comitê de Auditoria

realizada em 06 de novembro de 2019

1.               DATA, HORA E LOCAL: No dia 06 de novembro de 2019, às 15hs, na cidade de São Paulo, Estado de São Paulo, na Av. Pres. Juscelino Kubitschek, 1830, cj 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900. (“Companhia”).

2.               CONVOCAÇÃO E PRESENÇA: Presente a totalidade dos membros do Comitê de Auditoria da Companhia, tendo-se verificado quórum de instalação e aprovação, e dispensando-se, portanto, a sua convocação. Presentes ainda, a Diretora de Planejamento e Controle Sra. Iris Rubins, o Gerente de Auditoria Interna da Companhia, o Sr. Carlos Gomes, o Gerente Jurídico Societário, Sr. Lucas Dias Trevisan, a Gerente de Controladoria, Taimir Larissa Contro Barbosa, e sócio da BKR, o Sr. Mario Vieira Lopes, empresa de Auditoria Externa Independente.

3.               MESA: Presidência: Gilberto Braga; Secretário: Lucas Dias Trevisan.

4.               ORDEM DO DIA: examinar as demonstrações contábeis referente ao trimestre findo em 30 de setembro de 2019, consubstanciado no formulário CVM 3º ITR (Informações Trimestrais).

5.               DELIBERAÇÕES: Iniciados os trabalhos, após apresentação das informações relativas aos principais pontos do ITR do 3º trimestre, pela unanimidade dos presentes e, sem ressalvas, e com base nos documentos e esclarecimentos fornecidos pela Administração e auditores independentes da Companhia, os membros do Comitê de Auditoria decidem por recomendar ao Conselho de Administração a aprovação do Relatório dos Auditores Independentes e as Informações Trimestrais relativas ao 3º trimestre do exercício social de 2019.

6.               DELIBERAÇÕES: Nada mais havendo a tratar, a presente ata foi lavrada, aprovada e assinada por todos os membros do Comitê. Assinaturas: Mesa: Gilberto Braga Presidente; e Lucas Dias Trevisan, Secretário. Membros: Gilberto Braga, Thomas Cornelius Azevedo Reichenheim, e Pedro Carvalho de Mello.

São Paulo, 06 de novembro de 2019.

Lucas Dias Trevisan Secretário

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 6, 2019

Gafisa S.A.

By:	/s/ André Luis Ackermann
Name: André Luis Ackermann Title: Chief Financial Officer